Via EDGAR Submission

June 23, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

William Demarest
Jennifer Monick
Pearlyne Paulemon
Mary Beth Breslin

Re: Vendome Acquisition Corp I
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2025
File No. 333-286534

Dear William Demarest, Jennifer Monick, Pearlyne Paulemon, and Mary Beth Breslin:

On behalf of Vendome Acquisition Corp I, a Cayman Islands exempted company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated June 20, 2025, regarding the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on June 6, 2025 (“Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 2”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed June 6, 2025

Risk Factors

Our warrant agreement designates the courts . . . , page 80

1.
We note this provision applies to federal securities law claims. As the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise the warrant agreement filed as Exhibit 4.4 to address whether this applies to Securities Act claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 on page 81 in response to the Staff’s comment. In addition, the Company has revised the warrant agreement filed as Exhibit 4.4 to address the applicability of the provision to claims arising under the Securities Act.

Dilution, page 97

2.
We note your response to our prior comment 5 and your revisions to your filing. Additionally, we note you have revised your filing elsewhere to include a discussion of a Working Capital Convertible Note that may be convertible into Class A ordinary shares. Please further expand your narrative disclosure to describe this potential source of future dilution, or tell us how you determined such revision is not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 on page 97 in response to the Staff’s comment. The Company respectfully advises the Staff that this note may be drawn down at the Company’s discretion and may be converted into Class A ordinary shares at the Sponsor’s option, representing a potential source of future dilution not reflected in the adjusted net tangible book value tables.

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If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,
/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP